EXHIBIT 99.1

FOR FURTHER INFORMATION CONTACT:
Kay Osbourn
Chief Financial Officer
(512) 837-7100
PR@citizensinc.com

FOR IMMEDIATE RELEASE
May 2, 2013

Citizens, Inc. Reports First Quarter and Three Months 2013 Results
Investor Conference Call Scheduled for May 3, 2013, at 9:00 a.m. CDT

AUSTIN, TEXAS (May 2, 2013) – Citizens, Inc. (NYSE: CIA) reported results today for the first quarter and three months ended March 31, 2013.

Rick D. Riley, Vice Chairman and President, said, "Our life operations continued to be profitable, yet challenged due to the low interest rate environment. Our sales have remained strong in the international market and steady in the home service market as we continue to promote our key markets. New life segment insurance sales were a particular highlight, rising 17.9% for the quarter on strong international interest in our endowment products."

Riley added, “The expansion in premiums also drove growth in our invested asset portfolio, a major factor in the 10.7% increase in investment income for the quarter. Further, the portfolio yield increased slightly to 3.86% compared to 3.81% for the full year of 2012. In addition, we are seeing a positive contribution from bond mutual fund dividends as well as interest on policyholder loans."

“Book value per share of Class A common stock was $5.27 at March 31, 2013."

FOR THE PERIODS ENDED MARCH 31,	YTD 2013	YTD 2012
(Unaudited, In thousands, except for per share amounts)
Premiums	$40,940	39,096
Net investment income	8,389	7,577
Net realized investment gains	31	98
Change in fair value of warrants	—	36
Total revenue	49,546	46,905
Net income applicable to common stock	856	1,512
Net income per diluted share of Class A common stock	0.02	0.03
Diluted weighted average shares of Class A common stock	49,080	49,004
Operating income	$836	1,412

Mr. Riley also observed, “In last year's fourth quarter, the remaining 52,121 outstanding warrants were converted to 12,487 Class A shares by cashless exercise. As a result we have no remaining outstanding warrants."

Reconciliation of Net Income to Operating Income (a non-GAAP measure)

FOR THE PERIODS ENDED MARCH 31,	YTD 2013	YTD 2012
(Unaudited, In thousands)
Net income	$856	1,512
Items excluded in the calculation of operating income:
Net realized investment gains	(31)	(98)
Change in fair value of warrants	—	(36)
Pre-tax effect of exclusions	(31)	(134)
Tax effect at 35%	11	34
Operating income	$836	1,412

Non-GAAP Financial Measures - The table above reconciles Net Income to Operating Income. Operating Income is a "Non-GAAP" financial measure that is widely used in our industry to evaluate the performance of underwriting operations. Operating Income excludes the Fair Value Changes of Warrants and the after-tax net effects of Net Realized Investment Gains and Losses. We believe it presents a useful view of the performance of our insurance operations. While we believe disclosure of certain Non-GAAP information is appropriate, you should not consider this information without also considering the information we present in accordance with GAAP.

INSURANCE OPERATIONS

t
Life Insurance – Our Life Insurance segment primarily issues ordinary whole life insurance and endowments in U.S. Dollar-denominated amounts to foreign residents in approximately 30 countries through independent marketing consultants, and domestically through independent marketing firms and consultants across the United States.

o
Premiums – Life insurance premium revenues increased for the first quarter of 2013, due to higher international renewal premiums, as we continue to experience strong persistency.  In addition, new sales increased in the first quarter with first year premiums up 17.9% for the three months ended in 2013 compared to last year's first quarter. Endowment sales continue to be the preferred product internationally representing approximately 80% of first year premiums in the first three months of 2013. Top selling products were our endowment to age sixty-five and the twenty-year endowment offerings.

o
Benefits and expenses – Total life insurance benefits and expenses rose in line with premium growth for the first quarter 2013 compared to the same period in 2012. Future policy benefit reserves increased as endowment products accumulate higher reserve balances on the front end when compared to whole life products. We are also continuing to recognize the effect of the current low interest rate environment on reserves for policies issued. Commission expense increased as first year sales expanded and renewal premium remained strong.

t
Home Service – Our Home Service Insurance segment provides pre-need and final expense ordinary life insurance and annuities to middle and lower income individuals, primarily in Louisiana, Mississippi and Arkansas.  Our policies in this segment are sold and serviced through funeral homes and a home service marketing distribution system utilizing employees and independent agents.

o
Premiums – Home service premiums were flat for the period ended in 2013 compared to 2012. We expect full-year 2013 sales levels for this business segment to be in line with the levels reported last year.

o
Benefits and expenses – Claims and surrenders increased by 13.3% for the three months of 2013, in part due to increased weather related property claims in the current year. Further, last year's results included the release of an incurred but not reported liability of $0.5 million. In addition, this segment reported increased amortization of deferred acquisition costs, as we saw a higher incidence of lapses in the current year.

Results for the non-insurance segment have fluctuated over the past several years due to the change in fair value of warrants. This segment represents the administrative support entities to the insurance operations whose revenues are primarily intercompany and have been eliminated in consolidation under GAAP.

INVESTMENTS

t	Invested assets – Total invested assets increased from year-end 2012 as new premium revenues were invested in bonds and policy loans rose.

o	Fixed maturity securities represented 88.3% of the investment portfolio at March 31, 2013, compared with 88.1% at year-end 2012.

o	Equity security holdings increased to $54.0 million at March 31, 2013 from $53.7 million at year-end 2012 due to increases in fair value of equity mutual funds.

o
Cash and cash equivalents represented 4.4% of total cash, cash equivalents and invested assets at March 31, 2013, down from 5.9% at year-end 2012, reflecting the timing of calls of securities owned and of investment and reinvestment of new premium revenues and other available funds.

t
Investment income – Net investment income increased 10.7% for the three months ended March 31, 2013 compared to the same period in 2012, primarily due to an increase in overall invested assets from premium collections received and invested in fixed maturity bonds, as well as dividend income from bond mutual funds.  The policy loan asset balance increased by 4.4% in 2013, resulting in an increase in policy loan income, a component of investment income.

o	Yield – Average annualized yield was 3.86% for the three months of 2013 compared to 3.81% for the full year of 2012.

o	Duration – The average maturity of the fixed income bond portfolio was 12.3 years with an estimated effective maturity of 6.8 years as of March 31, 2013.

INVESTOR CONFERENCE CALL

On Friday, May 3, 2013, Citizens will host a conference call to discuss operating results at 9:00 a.m. Central Daylight Time.  The conference call will be hosted by Rick D. Riley, Vice Chairman and President, Kay Osbourn, Chief Financial Officer, and other members of the Company’s management team.  To participate, please dial 888-637-2456 and ask to join the Citizens, Inc. call.  We recommend accessing the call three to five minutes before the call is scheduled to begin.  A recording of the conference call will be available on Citizens' website at www.citizensinc.com in the Investor Information section under News Release & Publications following the call.

ABOUT CITIZENS, INC.

Citizens, Inc. is a financial services company listed on the New York Stock Exchange under the symbol CIA.  The Company utilizes a three-pronged strategy for growth based upon worldwide sales of U.S. Dollar-denominated whole life cash value insurance policies, life insurance product sales in the U.S. and the acquisition of other U.S. based life insurance companies.

SAFE HARBOR

Information herein contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by words such as “may,” “will,” “expect,” “anticipate” or “continue” or comparable words. In addition, all statements other than statements of historical facts that address activities that the Company expects or anticipates will or may occur in the future are forward-looking statements.  Readers are encouraged to read the SEC reports of the Company, particularly its Form 10-K for the fiscal year ended December 31, 2012, its quarterly reports on Form 10-Q and its current reports on Form 8-K, for the meaningful cautionary language disclosing why actual results may vary materially from those anticipated by management.  The Company undertakes no duty or obligation to update any forward-looking statements contained in this release as a result of new information, future events or changes in the Company’s expectations.  The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Comprehensive Income
(In thousands, except per share amounts)

	Three Months Ended March 31,
	2013		2012
	(Unaudited)
Revenues:
Premiums:
Life insurance		$39,414		37,406
Accident and health insurance		349		413
Property insurance		1,177		1,277
Net investment income		8,389		7,577
Realized investment gains, net		31		98
Decrease in fair value of warrants		—		36
Other income		186		98
Total revenues		49,546		46,905
Benefits and expenses:
Insurance benefits paid or provided:
Claims and surrenders		14,806		14,754
Increase in future policy benefit reserves		16,959		14,141
Policyholders' dividends		2,074		1,874
Total insurance benefits paid or provided		33,839		30,769
Commissions		9,058		8,664
Other general expenses		6,699		6,616
Capitalization of deferred policy acquisition costs		(6,362)		(5,939)
Amortization of deferred policy acquisition costs		4,626		4,126
Amortization of cost of customer relationships acquired		578		576
Total benefits and expenses		48,438		44,812
Income before federal income tax		1,108		2,093
Federal income tax expense		252		581
Net income		856		1,512
Per Share Amounts:
Basic earnings per share of Class A common stock	$0.02		0.03
Basic earnings per share of Class B common stock	0.01		0.02
Diluted earnings per share of Class A common stock	0.02		0.03
Diluted earnings per share of Class B common stock	0.01		0.02
Other comprehensive income:
Unrealized gains on available-for-sale securities:
Unrealized holding gains arising during period		96		2,561
Reclassification adjustment for gains included in net income		(31)		(86)
Unrealized gains on available-for-sale securities, net		65		2,475
Income tax expense on unrealized gains on available-for-sale securities		27		896
Other comprehensive income		38		1,579
Comprehensive income		$894		3,091

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Financial Position
(In thousands)

	March 31,	December 31,
	2013	2012
	(Unaudited)
Assets:
Investments:
Fixed maturities available-for-sale, at fair value	$647,682	604,520
Fixed maturities held-to-maturity, at amortized cost	167,707	187,008
Equity securities available-for-sale, at fair value	54,029	53,741
Mortgage loans on real estate	1,376	1,509
Policy loans	44,872	42,993
Real estate held for investment	8,503	8,496
Other long-term investments	56	57
Short-term investments	2,853	2,340
Total investments	927,078	900,664
Cash and cash equivalents	42,608	56,299
Accrued investment income	10,912	10,304
Reinsurance recoverable	6,829	9,651
Deferred policy acquisition costs	137,311	135,569
Cost of customer relationships acquired	24,606	25,116
Goodwill	17,160	17,160
Other intangible assets	872	879
Federal income tax receivable	—	270
Property and equipment, net	7,279	7,383
Due premiums, net	10,231	10,527
Prepaid expenses	1,613	344
Other assets	1,077	782
Total assets	$1,187,576	1,174,948

(Continued)

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Financial Position, Continued
(In thousands)

	March 31,	December 31,
	2013	2012
	(Unaudited)
Liabilities:
Policy liabilities:
Future policy benefit reserves:
Life insurance	$778,481	762,319
Annuities	52,450	51,750
Accident and health	2,775	5,491
Dividend accumulations	12,300	11,962
Premiums paid in advance	29,629	27,455
Policy claims payable	10,783	11,015
Other policyholders' funds	8,505	9,440
Total policy liabilities	894,923	879,432
Commissions payable	2,095	2,606
Federal income tax payable	1,130	—
Deferred federal income tax	16,180	17,301
Payable for securities in process of settlement	—	2,358
Other liabilities	9,246	10,143
Total liabilities	923,574	911,840

Stockholders' equity:
Class A, common stock	259,383	259,383
Class B, common stock	3,184	3,184
Accumulated deficit	(16,479)	(17,335)
Accumulated other comprehensive income:
Unrealized gains on securities, net of tax	28,925	28,887
Treasury stock, at cost	(11,011)	(11,011)
Total stockholders’ equity	264,002	263,108
Total liabilities and stockholders’ equity	$1,187,576	1,174,948